April 1, 2020

Charles Strongo
Chief Executive Officer and Chairman
Global Wholehealth Partners Corporation
2227 Avenida Oliva
San Clemente, California 92673

       Re: Global Wholehealth Partners Corporation
           Amendment No. 2 to Registration Statement on Form 10-12G Filed March 20, 2020
           File No. 000-56035

Dear Mr. Strongo:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

Item 13. Financial Statements and Supplementary Data, page 31

1. We partially reissue comment eight. Please revise your disclosures under management's discussion and analysis at page 19 to include a comparative analysis and discussion of your financial condition and results of operations for the most recent interim periods presented in your Form 10 to comply with Item 303(b) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Charles Strongo
Global Wholehealth Partners Corporation
April 1, 2020
Page 2

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Suzanne Hayes, Office Chief, at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameCharles Strongo
                                                     Division of Corporation
Finance
Comapany NameGlobal Wholehealth Partners Corporation
                                                     Office of Life Sciences
April 1, 2020 Page 2
cc:       Trisha Bollman
FirstName LastName